September 26, 2016

VIA FEDEX AND EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Bioverativ Inc. (the “Company”)
Registration Statement on Form 10-12B
Filed August 11, 2016
File Number 001-37859

Dear Ms. Hayes:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received by letter dated September 7, 2016, relating to the Company’s Registration Statement on Form 10-12B (the “Form 10”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form 10 (“Amendment No. 1”) with an updated Information Statement (the “Information Statement”).   To facilitate the Staff’s review, we are also providing, on a supplemental basis, a copy of Amendment No. 1 that has been marked to show changes made to the Form 10 and initial Information Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the Information Statement.

Questions and Answers About the Separation and Distribution, page 1

Why is the separation of Bioverativ structured as a distribution?, page 1

What are the U.S. Federal income tax consequences of the distribution?, page 6

1.              Please disclose here and elsewhere as appropriate that Biogen may waive the condition to the distribution that it receives an opinion regarding the tax-free nature of the transaction.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 6, 32 and 109 of the Information Statement.

Information Statement Summary, page 9

Strengths,  page 10

2.              You state here that your scientific team is principally responsible for the discovery of the Fc monomer technology used in ELOCTATE and ALPROLIX. On page 66, you note that the Fc technology was acquired by Biogen in 2007. Please reconcile these statements and revise your disclosure as necessary.

United States Securities and Exchange Commission

September 26, 2016

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 65 of the Information Statement.

Risk Factors, page 18

Risks Related to Our Business, page 18

“ If  we are unable  to  obtain  and  maintain  adequate  protection  for  our  intellectual property and other  proprietary  rights  .  .  .,”  page  21

3.              Please amend this risk factor to explain the factual basis of the dispute between Biogen and Pfizer concerning the patent you cite and the current status of any negotiations or discussions with Pfizer.  Please also discuss the importance of the patent in dispute to the business of Bioverativ and any potential material impact on your financial condition that may occur as a result of this dispute.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 22, 82, F-25 and F-37 of the Information Statement.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of Operations Research and Development Expenses,  pages 52 and 56

4.              You disclose that your discovery, clinical and lifecycle management research and development expenses consist of costs supporting specific research and development projects in various stages of development.  Please revise to disclose your major drug candidates and disclose the costs incurred during each period presented and to date for each. If you do not maintain your research and development costs by project, quantify your research and development expenses by stage of development (exploratory, preclinical, early- or late-stage clinical trials) as well as for projects pending regulatory approval or supporting development of products that have already obtained regulatory approval.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 56 of the Information Statement.

Other Contingent Development, Regulatory and Commercial Milestone Payments, page 59

5.              We note that you could make future milestone payments to third party collaborators of up to approximately $440.0 million.  Please separately quantify the amount that you may pay for development, regulatory and commercial milestones.  Please also explain whether these milestones relate exclusively to collaboration agreements for your preclinical products, including BIVV 073 which you anticipate will move to human clinical trials in 2017, and the approximate timeframe for making these potential milestone payments.

United States Securities and Exchange Commission

September 26, 2016

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Information Statement.

Critical Accounting Policies and Estimates

Product Revenues, page 60

6.              You disclose that you record provisions for rebates, chargebacks to distributors, and discounts at the time the related sales are recorded, and reflect the reductions to arrive to net sales. You establish reserves for these discounts and allowances and classify them as reductions of accounts receivable if the amount is payable to your customer or a liability if the amount is payable to a party other than our customer.  Please address the following:

•                  Clarify your policy for product returns and describe the factors that you consider in estimating any related reserve, such as historical return of products, levels of inventory in the distribution channel and estimated remaining shelf life. In discussing your estimate of product that may be returned, consider disclosing and discussing, by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period;

•                  If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer´s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments; and

•                  In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Company Response:

In response to the Staff’s comment, we advise the Staff supplementally of the following:

•                  our policy for product returns is limited to product damaged in transit and incorrect product shipped.  To date, returns have been insignificant;

•                  we have not made shipments as a result of incentives and/or in excess of your customer´s ordinary course of business inventory level; and

•                  historically our discounts and allowances have not fluctuated significantly.  Our discounts and allowance have ranged from 27% to 28% of gross revenue for the periods presented in the Information Statement.

The Company has revised its disclosure on page F-9 of the Information Statement to update our revenue policy to include disclosure related to product returns.

The Company has revised its disclosure on pages 51 and 55 of the Information Statement to include discounts and allowances as a percentage of gross sales for all periods presented.

Capitalization of Inventory Costs, page 61

7.              Please disclose the amount of capitalized inventory costs associated with products that have not yet achieved regulatory approval for all periods presented.  Please also disclose the

United States Securities and Exchange Commission

September 26, 2016

following for each product with significant costs capitalized to inventory prior to regulatory approval:

•                  the current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval;

•                  the specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion;

•                  the remaining shelf life of each product, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf life; and

•                  the risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.

Company Response:

In response to the Staff’s comment, we advise the Staff supplementally that there is no pre-approved inventory for the six months ended June 30, 2016 and the years ended December 31, 2015 and 2014.

Business, page 63

Our Development and Commercialization Agreements with Sobi, page 68

8.              Please revise this section to disclose payments made and received to date under the Development and Commercialization Agreement, including opt-in consideration.  Please also disclose the specific royalty rates under the agreement, including the fluctuation in royalty rates as detailed in the agreement, as well as the duration of the agreement and any material termination provisions.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 70 and 71 of the Information Statement.

Certain Relationships and Related Person Transactions

Agreements with Biogen, page 91

9.              Please expand this disclosure to include the anticipated material terms of each of the agreements in this section.  In particular, please ensure that the disclosure contains the material terms of the intellectual property license agreement and manufacturing and supply agreement, including, for example, the intellectual property covered by the agreement, the type of license (ex: royalty-free, worldwide, etc.), the terms of the agreements and termination provisions.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the terms of these agreements are currently under review and discussion.  The Company intends to

United States Securities and Exchange Commission

September 26, 2016

provide disclosure on the material terms of each of these agreements, and file the forms of these agreements, in a subsequent amendment to the Form 10.

Hemophilia Business of Biogen Inc.

Combined Financial Statements

Notes to Combined Financial Statements

3. Collaborations, page F-14

10.       We note that you are accounting for the development and commercialization agreement with Sobi under a right to use model and recognizing revenue over the term of the commercialization period.  Please revise your revenue recognition policy disclosures to explain how you applied the guidance in ASC 605-25 and ASC 808-10 to your collaboration agreements, including the Sobi development and commercialization agreement.  As it relates to the application of ASC 605-25 specifically, please explain how you evaluated the various deliverables in the Sobi arrangement, including the opt-in consideration and royalty streams, to determine whether they represented separate units of accounting.

Company Response:

We account for our development and commercialization agreement with Sobi in accordance with ASC 808-10, Collaborative Arrangements. Both Sobi and us are active participants in the development and commercialization agreement and exposed to significant risks and rewards.

We are responsible for the development and manufacturing related to ELOCTATE and ALPROLIX and have commercial rights for North America (the Biogen North America Territory) and for the rest of the world markets outside of the Sobi territory (the Biogen Direct Territory).  Sobi has commercial rights for Europe, Russia and certain countries in Northern Africa and the Middle East (the Sobi Territory).

Sobi is responsible for final development and commercialization activities in the Sobi Territory. Upon European Medicines Agency (EMA) approval of each product, Sobi became obligated to reimburse us 50% of all shared manufacturing and development expenses.

In accordance with ASC 808-10-45-1 participants in a collaborative arrangement shall report costs incurred and revenue generated from transactions with third parties in each entity’s respective income statement pursuant to the guidance in ASC 605-45.  We are the principal on sales transactions with third parties in the Biogen North America Territory and the Biogen Direct Territory and present 100% of the sales, cost of sales and operating expenses in our income statement.

In accordance with ASC 808-10-45-3 payments between participants pursuant to a collaboration arrangement that are within the scope of other authoritative accounting literature on income statement classification shall be accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, consistently applied accounting policy election. In accordance with this guidance we recognize payments between Sobi and us based on their nature.  These payments consist of royalty cost of sales, royalty revenue and manufacturing revenue.  Royalty revenue and contract manufacturing revenue represent collaboration revenue in our income statement.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of the Information Statement.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

United States Securities and Exchange Commission

September 26, 2016

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact Andrea DiFabio at (781) 464-1704, or Margaret A. Brown, Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4815.

Sincerely,

/s/ John G. Cox
John G. Cox
Chief Executive Officer

cc:                                Andrea DiFabio, Esq.

Bioverativ Inc.

Margaret A. Brown, Esq.

John E. Alessi, Esq.

Skadden, Arps, Slate, Meagher & Flom, LLP